UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cellectis S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.05 per share

(Title of Class of Securities)

15117K103 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan
Lloyd H. Spencer

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 15117K103
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,873,247 Ordinary Shares; 8,752,747 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,873,247 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,873,247 Ordinary Shares; 8,752,747 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% of the Ordinary Shares[1]; 10.0% of the voting rights

14	Type of Reporting Person (See Instructions) OO

1 Percentage is calculated based on 99,955,535 Ordinary Shares and 87,891,239 voting rights, as of May 3, 2024, as published by the Issuer on May 16, 2024.

Page 2 of 15 Pages

CUSIP No. 15117K103
1	Name of Reporting Person Caisse des Dépôts
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,913,153 Ordinary Shares; 9,792,653 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,913,153 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,913,153 Ordinary Shares; 9,792,653 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.9% of the Ordinary Shares[2]; 11.1% of the voting rights

14	Type of Reporting Person (See Instructions) OO

2 Percentage is calculated based on 99,955,535 Ordinary Shares and 87,891,239 voting rights, as of May 3, 2024, as published by the Issuer on May 16, 2024.

Page 3 of 15 Pages

CUSIP No. 15117K103
1	Name of Reporting Person CDC Croissance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,039,906 Ordinary Shares; 1,039,906 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,039,906 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,039,906 Ordinary Shares; 1,039,906 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.0% of the Ordinary Shares; [3] 1.2% of the voting rights

14	Type of Reporting Person (See Instructions) OO

3 Percentage is calculated based on 99,955,535 Ordinary Shares and 87,891,239 voting rights, as of May 3, 2024, as published by the Issuer on May 16, 2024.

Page 4 of 15 Pages

CUSIP No. 15117K103
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,873,247 Ordinary Shares; 8,752,747 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,873,247 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,873,247 Ordinary Shares; 8,752,747 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% of the Ordinary Shares[4]; 10.0% of the voting rights

14	Type of Reporting Person (See Instructions) OO

4 Percentage is calculated based on 99,955,535 Ordinary Shares and 87,891,239 voting rights, as of May 3, 2024, as published by the Issuer on May 16, 2024.

Page 5 of 15 Pages

CUSIP No. 15117K103
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,873,247 Ordinary Shares; 8,752,747 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,873,247 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,873,247 Ordinary Shares; 8,752,747 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% of the Ordinary Shares[5]; 10.0% of the voting rights

14	Type of Reporting Person (See Instructions) OO

5 Percentage is calculated based on 99,955,535 Ordinary Shares and 87,891,239 voting rights, as of May 3, 2024, as published by the Issuer on May 16, 2024.

Page 6 of 15 Pages

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (“Amendment”) is being filed by Caisse des Dépôts, a French special public entity (établissement spécial) (“CDC”), CDC Croissance S.A., a société anonyme incorporated under the laws of the Republic of France, Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance”), and EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC” ) (collectively, the “Reporting Persons”) pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends and supplements the Schedule 13D relating to Ordinary Shares (as defined below) of the Issuer (as defined below) filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2020, as amended by: (i) Amendment No. 1 to Schedule 13D filed with the SEC on February 12, 2021; (ii) Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2023; and (iii) Amendment No. 3 to Schedule 13D filed with the SEC on November 13, 2023 (collectively, as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Amendment relates to the ordinary shares, nominal value €0.05 per share (the “Ordinary Shares”), of Cellectis S.A. (the “Issuer”). The principal executive offices of the Issuer are located at 8, rue de la Croix Jarry, 75013 Paris, France.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

This Statement is being filed by the following beneficial owners of Ordinary Shares:

1.	Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France

2.	EPIC Bpifrance, a French public institution of industrial and commercial nature

3.	Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France

4.	Caisse des dépôts et consignations, a French special public entity (établissement spécial)

5.	CDC Croissance S.A., a société anonyme incorporated under the laws of the Republic of France

The principal address for CDC Croissance is 209, rue de l’Université 75007 Paris. CDC Croissance, a 100% subsidiary of CDC, is a management company which manages a range of equity funds for the CDC Group clients. Specializing in small and mid-cap listed companies, the management company is accredited by the French Autorité des marchés financiers. CDC Croissance is the management company of the equity funds CDC TECH CROISSANCE.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, CDC Croissance S.A., CDC, EPIC and Bpifrance, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 15 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, (i) Bpifrance Participations holds directly 5,873,247 Ordinary Shares, which represents approximately 5.9% of the Issuer’s outstanding Ordinary Shares, and 8,752,747 voting rights, which represents approximately 10.0% of outstanding voting rights, and (ii) CDC Croissance S.A., a wholly-owned subsidiary of CDC, holds, through CDC TECH CROISSANCE, 1,039,906 Ordinary Shares, which represents approximately 1.0% of the Issuer’s Ordinary Shares, and 1,039,906 voting rights, which represents approximately 1.2% of voting rights.

As of the date hereof, none of Bpifrance, EPIC or CDC holds any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 5,873,247 Ordinary Shares and 8,752,747 voting rights, indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owners of 5,873,247 Ordinary Shares and 8,752,747 voting rights, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (x) 5,873,247 Ordinary Shares and 8,752,747 voting rights, indirectly through its joint ownership and control of Bpifrance and (y) 1,039,906 Ordinary Shares and 1,039,906 voting rights, indirectly through its ownership of CDC Croissance.

This Amendment is being filed to reflect a decrease in the Reporting Persons’ percentage ownership of the Issuer’s Ordinary Shares and voting rights, which resulted solely from an increase in the number of Ordinary Shares and voting rights outstanding since the filing of Amendment No. 3 to Schedule 13D and is not due to any transactions in the Ordinary Shares by the Reporting Persons.

(a) See also the information contained on the cover pages of this Amendment, which is incorporated herein by reference. The percentage of Ordinary Shares and voting rights beneficially owned by each Reporting Person is based on 99,955,535 outstanding Ordinary Shares and 87,891,239 outstanding voting rights of the Issuer, as of May 3, 2024, as published by the Issuer on May 16, 2024.

(b) See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.

Page 8 of 15 Pages

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons (incorporate by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed on February 12, 2021).

Page 9 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2024	Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse des dépôts et consignations

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

CDC Croissance S.A.

	By:	/s/ Aude de Lardemelle
	Name:	Aude de Lardemelle
	Title:	Executive Director

Page 10 of 15 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

MARION CABROL	Director, Investment manager at the Department of strategic holdings at Caisse des Dépôts

REMI FOURNIAL	Director, Head of M&A at Group Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE	Vacant

CLEMENT ROBERT	Director, head of the Business Financing and Development Office, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank

CAROLINE PAROT	Director, CEO of Europcar Mobility Group

ARNAUD DELAUNAY	Director, deputy Director for Innovation in the General Directorate for Companies of the Ministry of Economy and Finance

PIERRE AUBOUIN	Director, Director of the Infrastructure and Mobility Department of the Investment, Division of Banque des Territoires

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

Page 11 of 15 Pages

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CDC CROISSANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of CDC Croissance S.A. are set forth below. The business address of each director and executive officer is CDC Croissance S.A., 209, rue de l’Université, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
OLIVIER MAREUSE	Chief Investment Officer and Director of Saving Funds at Caisse des Dépôts.

LAURENCE GIRAUDON	Director, Chief Operating Officer, Finance and Operations Department, Asset Management Division

GILLES HAYEM	Director, Head of Listed Equities Portfolio Management, Asset Management Division at Caisse des Dépôts

FLORENCE BONNEVAY	Director, Chief Executive Officer of Allesens

NICOLAS FOURT	Director, Chief Risk Officer and ISR Director of Sienna Private Credit

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
AUDE DE LARDEMELLE	Chief Executive Director

Page 12 of 15 Pages

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Executive Vice President of Caisse des Dépôts and Director of Banque des Territoires

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU JEU	Risk Director of Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal, Tax and Compliance Department

NATHALIE TUBIANA	Head of finance and sustainable policy of Caisse des Dépôts Group

OLIVIER MAREUSE	Director of Assets Management - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Deputy Chief Executive, Operations and Business Transformation Director of Caisse des Dépôts Group

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Advisor to the Chief Executive Officer of Caisse des Dépôts

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts

MARIE-LAURE GADRAT	Chief of staff to the Chief Executive Director

MARIANNE KERMOAL-BERTHOME	Director of Social Policies

AURELIE ROBINEAU-ISRAĒL	Caisse des Dépôts Group Human Resources Director

Page 13 of 15 Pages

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

ESTELLE DHONT-PELTRAULT	Director, assistant to the Head of the Innovation, Technology Transfer and Regional Action Department in the General Directorate for Research and Innovation

ARMEL CASTETS	Director, acting Deputy Director of Corporate Finance and Financial Markets at the French Treasury

ARNAUD WIEBER	Director, Head of the office for Energy, Investments, Industry and Innovation in the General Directorate for Budget of the Ministry of Economy and Finance

EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l'Etat (French State Shareholding Agency)

GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment

DAVID HELM	Director, Head of Innovation Financing and Intellectual Property in the General Directorate for Companies of the Ministry of Economy and Finance

Page 14 of 15 Pages

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

ALEXIS ZAJDENWEBER	Director, Chairman of the Agence des Participations de l'Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

PIERRE-ANDRE DE CHALENDAR	Director, Chairman of Saint-Gobain

CLAIRE DUMAS	Director, Finance Director at Société Générale

SOPHIE STABILE	Director, CFO at Groupe Lagardère

ANNE LAURENT	Director, Deputy Director of the Ecole nationale superieure des mines de Paris

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

MARION CABROL	Director, Investment manager in the Department of strategic holdings at Caisse des Dépôts

STEPHANIE PERNOD	Director, Vice-president of the Regional Council of Auvergne-Rhône-Alpes, in charge of the economy, relocation, regional and digital preference

NATHALIE TUBIANA	Director, Head of finance and sustainable policy of Caisse des Dépôts Group

CLAIRE CHEREMETINSKI	Director, Advisor to the Director of the French Treasury

THOMAS LESUEUR	Director, General commissioner for sustainable development

Page 15 of 15 Pages